EyePoint Pharmaceuticals, Inc.

480 Pleasant Street

Watertown, MA 02472

January 21, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Courtney L. Lindsay II

Re:	EyePoint Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed January 15, 2021

File No. 333-252170

Request for Acceleration of Effective Date

Dear Mr. Lindsay:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EyePoint Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Standard Time, on January 25, 2021, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Stephen Nicolai of Hogan Lovells US LLP at (267) 675-4642.

Very truly yours,

EyePoint Pharmaceuticals, Inc.

/s/ Ron Honig, Esq.
By:	Ron Honig, Esq.
Title:	Senior Vice President, General Counsel and Company Secretary